November 17, 2021

Daniel Greenspan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, DC 20549

Re:     Tactical Investment Series Trust (the “Trust”)

File Nos. 333-252544 and 811-23631

Dear Mr. Greenspan:

This letter provides the Trust’s responses to the comments that the staff provided on Wednesday, October 27, 2021, on Post-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A filed on behalf of the Trust on August 27, 2021. I have summarized the comments in this letter for your convenience and provided the Trust’s response below each comment.

General

1.	The disclosure across the Funds in this registration statement is generic at times. Please provide more information on how the investment adviser and sub-advisers make decisions regarding each Fund’s principal investment strategy. In particular, please highlight the changes to the Tactical Income Fund’s strategy that resulted in the Fund name change.

Response: The Trust’s target allocation funds (Moderate Allocation Fund and Growth Allocation Fund) are designed to be similar in portfolio strategy but different in asset allocation. Therefore, the disclosure between these funds is similar. As part of the change from the Conservative Allocation Fund to the Income Fund, the Trust has revised the Income Fund’s disclosure to further distinguish it from the allocation funds, including updating the disclosure related to each sub-adviser’s sub-strategy.

2.	To the extent the Trust’s series (the “Funds”) have different investment strategies, please update the disclosure to highlight the differences in the strategies.

Response: The Trust has updated the disclosure to distinguish the Income Fund from the allocation funds and to distinguish the allocation funds from each other.

Summary Prospectus – TFA Tactical Income Fund (the “Income Fund”)

3.	In the Investment Objective, if possible, please clarify or further define what the Fund means be “high current income.”

Response:                  The Trust has revised the investment objective to state that the Income fund seeks high current income relative to the Fund’s benchmark, with a secondary objective of capital preservation. (Emphasis added.)

4.	The second paragraph refers to “income-producing securities.” Please list the types of securities that are included in this term.

Response: The Fund has revised its disclosure to state:

The Fund pursues its objective by investing, under normal circumstances, at least 80% of its net assets in income-producing securities. These securities include both debt and equity securities. Income-producing debt securities include sovereign, municipal, corporate debt securities, and other investment companies, including exchange-traded funds (“ETFs”) that invest in such securities. Income-producing equity securities includes preferred stock, dividend-paying equity, and other investment companies, including ETFs, that invest in such securities.

5.	The second paragraph refers to “U.S. Dollar-denominated securities.” Please describe whether this refers to U.S. securities only or includes foreign securities denominated in U.S. dollars. If appliable, provide what percentage of the Fund’s assets are invested in the two types of securities.

Response:                 The term “U.S. Dollar-denominated securities” refers to both domestic and foreign securities. The Fund has clarified this point in the prospectus. The blend of U.S. versus foreign securities will change over time according to the sub-advisers’ dynamic strategies, with no pre-set limitation on the percentage balance at any one time.

6.	In the paragraph that discusses Exceed Advisory, please clarify if the Fund’s income component includes income from options trading.

Response:                 The Fund’s allocation to Exceed Advisory is not intended to generate income from options trading. The Fund has revised the disclosure to state:

Exceed Advisory LLC (“Exceed Advisory”) – Exceed Advisory invests its allocation of the Fund’s assets in income-producing equity securities and investment-grade debt securities for the purposes of generating income. Exceed primarily invests in ETFs.

7.	The paragraph that discusses Synergy Financial Management (“Synergy”) says that “Synergy invests its allocation of the Fund’s assets in a diversified portfolio of global equity investments that seeks to outperform the S&P 500.” Please explain how this sub-strategy applies to the Income Fund’s investment objective of high current income.

Response:                  The Fund has revised the description of Synergy’s allocation to state:

Synergy Asset Management, LLC (“Synergy”) – Synergy invests its allocation of the Fund’s assets in a diversified portfolio of global equity securities including preferred and dividend-paying stocks.

The revised disclosure reflects how Synergy’s strategy seeks high current income relative to the Fund’s benchmark.

8.	In the paragraph that discusses Heritage Capital Advisors, please clarify if the sub-adviser is generating income through its equity investments.

Response:                 The Fund has revised its disclosure of Heritage’s allocation to remove references to equity securities, since these securities are not expected to be a substantial component of Heritage’s sub-strategy.

Part C

9.	Please confirm when you will file the sub-advisory agreement between the investment adviser and Howard Capital Management, Inc.

Response: The Trust will file the sub-advisory agreement with the post-effective amendment responding to these comments.

10.	Please confirm that the Trust’s power of attorney includes registration statements on Forms N-1A.

Response: The Trust confirms that, although filed with the Trust’s registration statement on Form N-14, the powers of attorney filed on February 24, 2021, cover the Trust’s registration statement on both Forms N-1A and N-14.

If you have any further comments or questions about the responses, please contact me at (513) 629-9482 or bjhowell@strausstroy.com.

Sincerely,

/s/ Bo James Howell

Bo James Howell

Strauss Troy Co., LPA